ZEUS MOTOR, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Zeus Motor, Inc.
Wheat Ridge, Colorado

We have reviewed the accompanying financial statements of Zeus Motor, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 22, 2022
Los Angeles, California

Zeus Motor Inc.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 54,277	$ 88,348
Prepaids and other current assets	5,000	34,589
Total current assets	**59,277**	**122,937**
Property and Equipment, net	-	-
Intangible assets, net	129,193	129,721
Total assets	**$ 188,470**	**$ 252,658**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 200,475	$ 179,456
Intercompany Payable	400,000	400,000
Current Portion of Long-Term Debt	146,379	-
Accrued expenses	165	558
Total current liabilities	**747,019**	**580,014**
Debt	358,272	397,455
Total liabilities	**1,105,291**	**977,470**
STOCKHOLDERS EQUITY		
Additional Paid in Capital (APIC)	2,389,277	1,996,707
Retained earnings/(Accumulated Deficit)	(3,306,098)	(2,721,518)
Total stockholders' equity	**(916,821)**	**(724,811)**
Total liabilities and stockholders' equity	**$ 188,470**	**$ 252,658**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Operating expenses		
Salaries and Wages Expense	$ 220,341	$ 293,921
Research and Development	72,879	60,665
General and Administrative	230,837	219,240
Depreciation and Amortization	8,252	6,135
Total operating expenses	532,309	579,960
Operating income/(loss)	(532,309)	(579,960)
Interest expense	-	-
Other Income (Expense)	(52,271)	18,056
Income/(Loss) before provision for income taxes	(584,580)	(561,905)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (584,580)**	**$ (561,905)**

See accompanying notes to financial statements.

ZEUS MOTOR INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2021 and 2020						
		Additional Paid in		Retained earnings/ (Accumulated		Total Stockholders'
(USD $ in Dollars)		Capital		Deficit)		Equity
Balance - December 31, 2019	**$**	**1,435,938**	**$**	**(2,159,614)**	**$**	**(723,676)**
Capital contribution		560,769		-		560,769
Net income/(loss)		-		(561,905)		(561,905)
Balance - December 31, 2020	$	1,996,707	$	(2,721,518)	$	(724,811)
Capital contribution		392,570		-		392,570
Net income/(loss)		-		(584,580)		(584,580)
Balance - December 31, 2021		**2,389,277**		**(3,306,098)**		**(916,821)**

See accompanying notes to financial statements.

ZEUS MOTOR INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(584,580)	$	(561,905)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		8,252		6,135
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		29,589		(34,589)
Account Payable		21,019		(17,205)
Accrued Expenses and Other Liabilities		(393)		(63)
Net cash provided/(used) by operating activities		**(526,113)**		**(607,627)**
CASH FLOW FROM INVESTING ACTIVITIES				
Expenditures/proceeds pertaining to intangibles		(7,724)		(52,824)
Net cash provided/(used) by investing activities		**(7,724)**		**(52,824)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds From Long Term Debt		107,196		92,331
Capital Contributions		392,570		560,769
Net cash provided/(used) by financing activities		**499,765**		**653,100**
Change in cash		(34,071)		(7,351)
Cash—beginning of year		88,348		95,699
Cash—end of year	**$**	**54,277**	**$**	**88,348**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities		-		-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Zeus Motor Inc. was incorporated on August 4, 2021, in the state of Delaware. The financial statements of Zeus Motor, Inc, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and represent carve-out financial statements from the Zero E Technologies, Inc. consolidated financial statements for the years ended December 31, 2021 and December 31, 2020. The Company's headquarters are located in Wheat Ridge, Colorado.

Zeus Motor Inc. is a technology company focused on developing highly efficient motors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Throughout the periods covered by the Financial Statements, the Company operated as a business of the Parent, rather than as a separate stand-alone entity. Consequently, stand-alone financial statements were not historically prepared for the Company. These Financial Statements have been prepared in connection with the formation and planned funding of Zeus Motor Inc. and are derived from the historical accounting records of the Parent. All costs, assets, and liabilities directly associated with the business activity of the Company as well as certain allocations from the Parent are included in the financial statements. Such allocations include the Company's portion of expenses originally incurred by the Parent for the development of technologies now owned by Zeus Motor Inc.

The expense allocations were determined by management and derived primarily from the time spent in the development of motor technology. This was determined to be the most reasonable basis for allocation because patent development is the main driver of business activity for each entity during the current stage of the company. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of the Parent during the periods presented.

Net Parent Investment

As a subsidiary of the Parent, the Company was dependent upon the Parent for all of its working capital and financing requirements. Financial transactions that relate to Zeus Motor, Inc. but occur at the Parent level are accounted for through the net parent investment account. Net parent investment represents the Parent's interest in the recorded net assets of the Company. Transactions with the Parent are reflected in the accompanying Combined Statements of Changes in Equity and in the accompanying Combined Balance Sheets under Additional Paid in Capital.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Intangible Assets

The Company's intangibles consist of the costs related to patenting the Company's intellectual property. The intangibles are amortized over seventeen years.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture	3-5 years
Equipment	3-5 years
Other	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $0 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Legal expenses incurred for patent filings are capitalized.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 22, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids expense pertain to retainers paid for legal costs. Accrued expenses pertained to accrued payroll costs.

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consist of:

As of December 31,		**2021**		**2020**
Furniture	$	26,932	$	26,932
Equipment		15,568		15,568
Other		7,051		7,051
Cost		49,551		49,551
Accumulated Depreciation		(49,551)		(49,551)
Total	**$**	**-**	**$**	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $0 and $1,237 respectively.

5. INTANGIBLE ASSETS

The Company's intangible assets consist of:

As of December 31,		**2021**		**2020**
Patents	$	145,801	$	138,077
Cost		145,801		138,077
Accumulated Amortization		(16,608)		(8,356)
Total	**$**	**129,193**	**$**	**129,721**

The schedule of future amortizations is as follows:

As of Year Ended December 31, 2021		
2022	$	8,584
2023		8,584
2024		8,584
2025		8,584
Thereafter		94,857
Total	**$**	**129,193**

For the years ended December 31, 2021, and December 31, 2020, the Company incurred $8,252 and $4,898 in amortization expenses, respectively.

6. DEBT

The following is the break out of debt as of December 31, 2021 and December 31, 2020:

As of December 31,		2021		2020
Note payables	$	239,727	$	230,540
Accrued executive compensation		264,924		166,915
Total	**$**	**504,651**	**$**	**397,455**

The Company entered into Notes payable during 2018. They carry 5% interest rate and mature in 2022 and 2023. Note balance in the amount of $146,379 is classified as current.

The Company owes compensation to the Chief Executive Officer. The Note starts accruing interest of 5% starting in 2022. The Note matures in 2023.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(149,360)	$	(143,567)
Valuation Allowance		149,360		143,567
Net Provision for income tax	$	-	$	-

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2021 and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (844,708)	$ (695,348)
Valuation Allowance	844,708	695,348
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $3,306,098, and the Company had a state net operating loss ("NOL") carryforwards of approximately $3,306,098. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

The Company owes compensation to the Chief Executive Officer. The Note starts accruing interest of 5% starting in 2022. The Note matures in 2023.

Account payables to the Parent Company, Zero E Technologies, Inc on December 31, 2021, and December 31, 2020 amounted to $400,000 and $400,000 respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

As of Year Ended December 31, 2021		
2022	$	54,244
2023		-
2024		-
2025		-
Thereafter		-
Total	**$**	**54,244**

Rent expenses were in the amount of $79,785 and $77,462 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 22, 2022, which is the date the financial statements were available to be issued.

The Company effected a six-for-one stock split of its Common Stock in February 2022, resulting in 55 million voting Common Shares and 5 million voting Preferred Shares. The stock split was considered to facilitate capital fundraising efforts in 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.